
June 14, 2022

Steven Senneff
President, Chief Financial and Administrative Officer
Signify Health, Inc.
800 Connecticut Avenue
Norwalk, CT 06854

   Re: Signify Health, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed March 3, 2022
     File No. 001-40028

Dear Mr. Senneff:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences